Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Drilling Intersects New Gold-Silver Zone at Cebada Mine, Guanajuato;
     Extends Known Silver Orebody at Porvenir Mine, Guanacevi, Mexico

     VANCOUVER, Feb. 26 /CNW/ - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX,
and EJD: Frankfurt) announces that initial drilling results from the 2007 drill program at Guanajuato have outlined a new gold-silver mineralized zone north of the Cebada Mine.
     Three drill holes intersected the new mineralized zone near Section Line
3785, about 800 m north of the Cebada shaft, over an area 50 m along strike by
50 m down dip, still open in all directions. An old Penoles exploration tunnel along the Veta Madre vein that passes about 50 m beneath the new drill holes was reported to have intersected 4.62 gpt gold and 466 gpt silver over 4.27 m, indicating that the high grade mineralization continues at depth.
     Drilling highlights include 4.54 gpt gold and 316 gpt silver
(16.5 oz per ton silver equivalents, based on a 55:1 silver:gold ratio) over a
1.70 m core length (5.9 ft) in hole CE 378-2 as shown in the following table:

     <<
     -------------------------------------------------------------------------
                           Cebada Mine Drill Results
     -------------------------------------------------------------------------
                                 Core    True
     Hole                From  Length   Width  Silver    Gold   Ag Equivalent
     (no)                 (m)     (m)     (m)   (gpt)   (gpt)   (opt)    (ft)
     -------------------------------------------------------------------------

     CE378-1           372.05    1.80    1.70     194    3.59    11.4     5.9

     CE378-2           336.70    1.70    1.40     316    4.54    16.5     5.6

     CE383-1           389.40    1.80    1.47      90    4.38     9.7     5.9
     >>

     The drilling of an additional 6 holes is now underway to better define this new "3785" mineralized zone, as part of the 17,500 m drill program budgeted for Guanajuato in 2008. The initial goal is to try and extend the new
"3785" zone updip towards surface.
     Endeavour also announces that preliminary drilling results from the 2007 drill program at Guanacevi have extended the known silver orebody at the
Porvenir Mine. Two drill holes intersected the Santa Cruz vein at depth, extending to the northwest the previously defined resource area.
     Drilling highlights include 1.45 gpt gold and 531 gpt silver
(17.8 oz per ton silver equivalents) over 2.10 m core length (6.9 ft) in hole
NP 21-7, as shown in the following table:

     <<
     -------------------------------------------------------------------------
                          Porvenir Mine Drill Results
     -------------------------------------------------------------------------
                                 Core    True
     Hole                From  Length   Width  Silver    Gold   Ag Equivalent
     (no)                 (m)     (m)     (m)   (gpt)   (gpt)   (opt)    (ft)
     -------------------------------------------------------------------------

     NP21-7            486.10    2.10    1.61     531    1.45    17.8     6.9

     NP22-7            472.15    3.55    2.28     363    0.85    12.0    11.6
     >>

     Assays for an additional 2 holes are still pending in this area, and for recently completed holes in the Santa Cruz mine area further to the southeast.

However, an underground drill has now been mobilized to test for deeper extensions to the central part of the Porvenir orebody, as part of the
12,700 m drill program budgeted for Guanacevi in 2008.
     Endeavour currently has five drill rigs working in Mexico in five exploration target areas, Cebada and Golondrinas at Guanajuato, Porvenir and
Milache at Guanacevi and Cometa at Parral. A total of 38,000 m of drilling in approximately 150 drill holes has been budgeted for the 2008 exploration program in Mexico.
     Barry Devlin, Vice President of Exploration, commented, "We are thrilled to see our exploration efforts at Guanajuato starting to pay dividends, with this discovery of the new "3785" mineralized zone north of the Cebada mine.
While Endeavour has several high quality drill targets yet to be tested at
Guanajuato and Guanacevi, we will be putting new emphasis on drilling off this new zone as well."
     Barry Devlin, M.Sc., P.Geo. Vice President Exploration is the Qualified
Person who reviewed this news release and supervised the surface drilling and sampling programs at the Parral, Guanacevi and Guanajuato Projects. A Quality
Control sampling program of blanks and duplicates has been instituted to monitor the integrity of all assay results. All core samples are split at the
Parral, Guanajuato, or Guanacevi field offices and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

     Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a
small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour's two operating mines, Guanacevi in Durango and
Bolanitos in Guanajuato, coupled with the Company's aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

     ENDEAVOUR SILVER CORP.
     Per:

     /s/ "Bradford J. Cooke"

     Bradford J. Cooke
     Chairman and CEO

     CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS
     --------------------------------------------------
     Certain statements contained herein regarding the Company and its operations constitute "forward-looking statements" within the meaning of the
United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such
"forward looking statements" involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company's filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, M.Sc., P.Geo., President and COO is the
Qualified Person for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.
We seek safe harbour.

     %SEDAR: 00018368E          %CIK: 0001277866

     /For further information: Hugh Clarke, Toll free: 1-877-685-9775, tel:
(604) 685-9775, fax: (604) 685-9744, email investorrelations(at)edrsilver.com or visit our website, www.edrsilver.com/
     (EXK EDR.)

CO:  Endeavour Silver Corp.

CNW 10:30e 26-FEB-08